EXHIBIT 10.16


              THE READER'S DIGEST ASSOCIATION, INC.
                             [LOGO]




                                   June 10, 1996

Mr. Kenneth A.H. Gordon
President and Chief Operating Officer
The Reader's Digest Association, Inc.
Pleasantville, NY  10570-7000

Dear Ken:

This letter serves to confirm those payments and benefits that you will receive, subject to and in accordance with the terms and conditions of this Agreement in connection with your retirement from The Reader's Digest Association, Inc. (the "Company") and your resignation from the Company's Board of Directors, which will be effective June 30, 1996 (the "Date of Retirement"). A summary of the financial benefits provided for in this Agreement is set forth on Attachment A.

1.   Retirement From Employment

1.1 You will remain in your position as President and Chief Operating Officer of the Company until the earlier of such time as the Company determines or your Date of Retirement. Upon the Company's determination, you will immediately execute letters of resignation of such offices and directorships with the Company and its affiliates as requested by the Company.

1.2 You will continue to perform your duties in accordance with the Company's policies and continue to participate in all applicable Company benefits until your Date of Retirement. You will remain on the payroll and receive your bi-weekly salary payment until your Date of Retirement.

2.   Compensation Upon Retirement

2.1 You shall receive the following benefits for each year of the Severance Period defined as the period between July 1, 1996 and June 30, 1998:

     2.1.1 The Company shall pay to you as severance pay a total amount equal to the sum of (a) $550,000 (Five hundred fifty thousand dollars), plus

          (b)  the higher of the following:

               (i) the highest amount paid to you under The Reader's Digest Association, Inc. Management Incentive Compensation Plan (the "Annual Incentive Plan") during the three plan years most recently ended prior to the Date of Retirement; or

               (ii) the  originally approved target amount of the
                    highest award, if any, under the Annual Incentive Plan outstanding on the Date of Retirement, as such target amount may have been increased prior to the Date of Retirement (i.e., $385,000).

               Any compensation received by you or granted to you in lieu of an amount paid under the Annual Incentive Plan for any one-year period (whether in the form of restricted stock or otherwise) shall be deemed to be an amount paid to you under the Annual Incentive Plan for purposes of this Section. Any compensation receivable by you in lieu of an amount payable under the Annual Incentive Plan for any period shall be deemed to be an additional target amount for purposes of this Section. The amount of any non-cash compensation received or receivable shall be the greater of the fair market value of such compensation on the date of award or the cash amount that would have been received by you in lieu of such non-cash compensation.

          The aggregate amount of severance payable under this Section shall be paid in equal installments on a bi-weekly basis, commencing upon the Date of Retirement.

     2.1.2 The Company shall maintain in full force and effect, for your continued benefit for the Severance Period, all welfare benefit plans and programs or arrangements in which you participated immediately prior to the Date of Retirement, provided that your continued participation is possible under the general terms and conditions of such welfare plans and programs. In the event that your participation in any such plan or program is barred, the Company shall provide you with benefits substantially similar to those which you would have been entitled to receive under such welfare plans and programs had your participation not been barred.

     2.1.3 To the extent the Company continues to own its private aircraft, the Company shall make available to
          you and your immediate family,  at   the   Company's
          expense,  the  Company's  private aircraft  for  two
          (2) round-trips, subject to the Company's aviation policies and to the availability of such aircraft.

3.   Long-Term Incentive Plan Benefits

3.1 You shall have the right to exercise your outstanding stock options and stock appreciation rights under the 1989 and 1994 Key Employee Long-Term Incentive Plans (the "Long Term Incentive Plans") to the extent they are exercisable or would become exercisable during the Severance Period as if your employment with the Company continued during the Severance Period. Such stock options and stock appreciation rights shall continue to vest during the Severance Period as if your employment with the Company continued during the Severance Period and, upon completion of the Severance Period, shall vest and be exercisable as if your employment terminated at that time by reason of either (a) an involuntary termination without cause or a mutual agreement (within the terms of the particular award) or (b) retirement (within the terms of the particular award), if applicable.

     3.2  Your  outstanding  performance units, restricted  stock and awards (other than stock options and stock appreciation rights) under the Long Term Incentive Plans shall continue to be outstanding and payable during the Severance Period as if your employment with the Company continued during the Severance Period and, if applicable, shall vest upon completion of the
          Severance Period in accordance with the terms of the award as if your employment terminated at that time by reason of either (a) an involuntary termination without cause or a mutual agreement (within the terms of the particular award) or (b) retirement (within the terms of the particular award), if applicable. Any such award that is based on a period of employment shall be payable on a prorated basis as if your employment had continued during the Severance Period. If any such award is subject to specific performance goals, then the award shall be payable to the extent such performance goals are attained.

3.3 If any benefits due under Section 3 cannot be paid under the existing or amended terms of an applicable plan or award agreement, the Company shall pay you the value of such benefits at the time they would otherwise be payable if they were payable under such terms.

4.   Retirement Plan Benefits

4.1 The Company shall pay to you an amount equal to the difference between your monthly retirement benefit payable under The Reader's Digest Association, Inc. Retirement Plan (the "Retirement Plan"), the Excess Benefit Retirement Plan of The Reader's Digest Association, Inc. and The Reader's Digest Executive Retirement Plan (the "Executive Retirement Plan") and the amount that would have been payable if your age and aggregate periods of service under those plans included the Severance Period. For purposes of determining Retirement Salary, the Severance Period shall be considered "years of participation" under the Retirement Plan and "years of employment" under the Executive Retirement Plan. Any amount payable under this Section 4.1 shall be payable at the same time and in the same form as such payments would have been made under the Retirement Plan.

4.2 In determining your Retirement Income Benefit under the Executive Retirement Plan, the amount of your SERP Agreement Benefit shall be offset only with respect to the 15-year period that benefits are payable under your SERP Agreement.

5.   Profit-Sharing Plan Benefits

5.1 Your participation in The Reader's Digest Employees Profit-Sharing Plan and the Profit -Sharing Benefit Restoration Plan of The Reader's Digest Association, Inc. (the "Profit-Sharing Plans") ceases upon your termination of employment with the Company. However, you shall receive cash payments equal to the amounts that would have been contributed to your account had your employment with the Company continued for the Severance Period, with payments to be made to you by the Company at the time any contributions have been made for participants in the Profit-Sharing Plans. In addition, the Severance Period shall be considered to be additional Credited Service for purposes of your vesting in any amounts previously contributed to your account under the Profit-Sharing Plans.

6.   Medical and Dental Benefits; Group Life Insurance Benefits

6.1 You will continue to receive medical and dental benefits from the Company in accordance with the terms of applicable plans and programs until your Date of Retirement. After your Date of Retirement, you will be eligible to receive employee medical and dental benefits in accordance with the terms of The Reader's Digest Association, Inc. Healthcare Program (the "Healthcare Program").

6.2 You are eligible for benefits under COBRA (see attached information) for 18 months following your Date of Retirement (commencing July 1, 1996). You must make your election regarding COBRA within 60 days of your Date of Retirement. Since you will be eligible for retiree medical and dental benefits under the Healthcare Program, you may choose, of course, not to receive COBRA benefits.

6.3 You will continue to receive group life insurance benefits from the Company in accordance with the terms of The
     Reader's  Digest Group Life Insurance Plan for the Severance
     Period.

7.   Other Severance Benefits

7.1 All benefits provided under this Agreement are in lieu of comparable benefits under The Reader's Digest Association,
     Inc.  Severance Plan for Senior Management and the Company's
     Severance Policy.

7.2 You shall receive, at your election, outplacement counseling services pursuant to Company policy for a period of up to two years from the Date of Retirement.

7.3 You shall receive a lump-sum payment for any earned and unused vacation and floating personal holidays for the period ending with your Date of Retirement.

7.4 You shall receive reimbursement for financial counseling services for two years following your Date of Retirement, in accordance with the terms of The Reader's Digest Association, Inc. Executive Financial Counseling Plan.

7.5 Any benefits payable under this Agreement shall be reduced by the amount of any benefits paid under The Reader's Digest Association, Inc. Severance Plan for Senior Management or The Reader's Digest Association, Inc. Income Continuation Plan for Senior Management.

8. The payment of any amounts or benefits under this Agreement is expressly conditioned on the receipt by the Senior Vice President, Human Resources of the Company from you of a duly executed General Waiver and Release of Claims in the form attached hereto, the repayment by you of any outstanding advances or loans due the Company and the return by you of all Company property; you have at least twenty-one (21) days to execute the General Waiver and Release of Claims. No payment under Section 2 of this Agreement will be made until at least seven days have elapsed following the Company's receipt of your signed General Waiver and Release of Claims.

9. Any reference to a specific plan in this Agreement shall be deemed to include any similar plan or program of the Company then in effect that is the predecessor of, the successor to, or the replacement for, such specific plan.

10.  The  Company  may withhold from any benefits  payable  under this Agreement all federal, state, local or other applicable
     taxes   as  shall  be  required  pursuant  to  any  law   or
     governmental regulation or ruling.

11. In case of your death while any amounts are still payable to you under this Agreement, the Company shall pay all such amounts to your designated beneficiary or, if none has been designated, to your estate as if your employment had continued until the end of the Severance Period.

12. The Company shall indemnify you and hold you harmless from any and all liabilities, losses, costs or damages, including defense costs and expenses (including, without limitation, fees and disbursements of counsel incurred by you in any action or proceeding between the parties to this Agreement or between you and any third party or otherwise) in connection with all claims, suits or proceeding relating to or arising from a breach or alleged breach of this Agreement by the Company.

13. You acknowledge that (i) prior to executing this Agreement, you had an opportunity to consult with an attorney of your choosing and review this Agreement with such counsel, (ii) you are executing this Agreement knowingly and voluntarily and (iii) you understand all of the terms set forth herein.

14.  Acts Detrimental to the Company

14.1 You agree that you will not do any of the following during the Severance Period:

     14.1.1 commit any criminal act against the Company or any act that would constitute "Cause;"

     14.1.2 disclose any information likely to be regarded as confidential and relating to the Company's business;

     14.1.3 solicit the Company's employees to work for a competitor of the Company;

     14.1.4 perform any act detrimental to the Company or its employees; or

     14.1.5     disparage  the Company, its senior management  or
          its   products;  and  likewise  the  Company's   Senior
          Management shall not disparage you.

14.2 You  agree  that any breach or threatened breach of  Section
     14.1 shall entitle the Company to apply for and to obtain injunctive relief, which shall be in addition to any and all other rights and remedies available to the company at law or in equity.

14.3 You agree that you will not, at any time prior to the end of the Severance Period, without the prior written consent of the Senior Vice President, Human Resources of the Company, become a proprietor, director, partner, employee, consultant or independent contractor of, or otherwise become affiliated with (other than as a stockholder with a non-substantial interest in any such business), any business that both is in direct competition with the Company and utilizes to any significant extent, either at the time your relationship with such business commences or at any time during the Severance Period, the principal marketing methods utilized by the Company.

14.4 Upon any proven breach by you of Section 14.1 or 14.3 of this Agreement, all of your rights and benefits under this Agreement shall cease and you agree to repay the amount of any benefits previously paid to you pursuant to Section 2 of this Agreement.

15.  Miscellaneous

15.1 Notices and other communications provided for herein shall be in writing and shall be effective upon delivery addressed as follows:

     if to the Company:

          The Reader's Digest Association, Inc.
          Reader's Digest Road
          Pleasantville, NY  10570-7000
          Attention:  Senior Vice President, Human Resources

          with a copy to

          The Reader's Digest Association, Inc.
          Reader's Digest Road
          Pleasantville, NY  10570-7000
          Attention:  General Counsel

     or if to you, at the following address:

          Kenneth A. Gordon
          70 Hickory Kingdom Road
          Bedford, New York  10506

     or to such other address as to which either party shall give notice in accordance with the foregoing.

15.2 This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party without the consent of the other party.

15.3 Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

15.4 This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes any prior agreements, written or oral, with respect thereto.

15.5 This Agreement may be amended or modified only by a written agreement duly executed by both of the parties hereto.

15.6 In all instances, the precise terms of this Agreement shall govern in the event of an inconsistency between this Agreement and the attachments to this Agreement.

15.7 This Agreement and the attachments thereto set forth the entire understanding between you and the Company and supersedes all prior agreements, arrangements and understandings between you and the Company regarding the subject matter of this Agreement. This Agreement may be amended or modified only in writing, signed by both of the parties hereto. This Agreement shall not be assignable by either party. Nothing in this Agreement is intended to confer on any other person any rights or remedies hereunder.

15.8 This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York applicable to contracts executed in and to be wholly performed within that State.

                                   Very truly yours,

                                   The Reader's Digest
                                   Association, Inc.


                                   By:  GLENDA K. BURKHART

                                        Glenda K. Burkhart
                                        Senior Vice President
                                        Human Resources


Agreed to and accepted:

KENNETH A.H. GORDON
Kenneth A.H. Gordon


Attachments:   Attachment A
          Severance Procedures
          General Waiver and Release of Claims
          COBRA Information

                                                     Attachment A

                        Kenneth A. Gordon

                  Voluntary Separation from RDA

1.  Employment through June 30, 1996:

    as President and Chief Operating Officer of The Reader's
     Digest Association, Inc. until June 30, 1996 base salary of $550,000 through June 30, 1996, payable bi-weekly bonus based on Company performance for FY 96 (1996 bonus target is $385,000)

2.  Severance Payments:

    Bi-weekly installments for 24 months commencing July 1, 1996 and ending June 30, 1998 based on $550,000 per year (base salary), plus $385,000 or actual bonus amount for 1996, whichever is higher

3.  Performance Units: (subject to Company performance)

    FY 1994-96 (398,333 units)
    FY 1995-97 (480,000 units)
    FY 1996-98 (550,000 units)

4.  Retirement Plans:

    RDA Retirement Plan benefits with plan service through June
     30, 1998
    Executive Retirement Plan benefits with plan service through
     June 30, 1998
    Pension calculated based upon the highest three consecutive years of base salary and annual bonus (including Severance Payments) during the 10-year period ending June 30, 1998

5.  Medical and Dental Coverage; Group Life Insurance:

    continue employee medical and dental coverage on RDA
     Healthcare Program through June 30, 1996 retiree medical and dental coverage under RDA Healthcare
     Program effective July 1, 1996
    continue group life insurance benefits under RDA Group Life
     Insurance Plan through June 30, 1998

6.  Outplacement Counseling Services:

    outplacement counseling through June 30, 1997

7.  Financial Counseling Services:

    continued financial counseling through June 30, 1998

8.  Vacation and Floating Personal Days:

    lump sum payment of all accrued and unused time through June
     30, 1996

9.  Profit-Sharing Plan:

    Plan contributions, if any, for Plan Year 1996
    Cash equivalent payments, equal to contribution to the Plan, if any, for Plan Years 1997 and 1998

10.  Stock Options:

    continued vesting of options through June 30, 1998, and eligible to exercise outstanding options (except recovery options) as if retirement occurs as of June 30, 1998 see attached table

11.  Supplemental Retirement Benefit Agreement (SERP):

    100% vested SERP benefits; earliest distribution available
     July 1, 1996

12.  Deferred Compensation Plan:

    payments commence January 1997 for any bonus and/or performance unit deferrals under this Plan

Kenneth A. Gordon
Retirement Date:
June 30, 1996



                                          Vested & Exercisable
 Grant Date     No. of       Price       6/30/96       6/30/98
                Options

  01/22/90      48,000       $20.00       24,000       24,000

  02/01/91      14,000       $29.44       14,000       14,000

  02/04/92      14,000      $46.625       14,000       14,000

  03/04/93      14,000       $48.00       10,500       14,000

  03/10/94      85,000       $41.50       12,750       68,000

  03/09/95      16,000       $46.94        1,000       12,000

  09/07/95      16,000       $47.31         0           8,000

   9/07/95      69,700       $47.31         0             0

                      SEVERANCE PROCEDURES



     Pursuant to the policy of The Reader's Digest Association,

Inc., employees have no entitlement to severance  pay upon

separation unless they meet certain eligibility requirements,

including signing the General Waiver and Release of Claims Form.

A copy of that Form is attached.  If you choose to sign the Form,

it prevents you from instituting any suit against Reader's Digest or its affiliated entities and releases Reader's Digest and its affiliated entities from any claims and causes of action you might have (except as stated in the General Waiver and Release of

Claims Form).  This includes claims of age discrimination under

The Older Workers Benefit Protection Act which amended the Age

Discrimination in Employment Act.  Please take the time to

carefully review this Form.  You have twenty-one (21) days to review the General Waiver and Release of Claims.  We advise you to consult with an attorney before signing the form.  Reader's

Digest will become obligated to pay you severance payments and other release based benefits only after you sign and return this attached General Waiver and Release of Claims Form and meet all other eligibility requirements set forth in the attached letter agreement.




              GENERAL WAIVER AND RELEASE OF CLAIMS

     Pursuant to the terms of a letter to me dated June 10, 1996, in consideration of my being granted severance payments and other release based benefits set forth in that letter to which I am not otherwise entitled, I do hereby, for myself, my heirs, executors, and administrators, waive, remise, release and forever discharge The Reader's Digest Association, Inc., its subsidiaries and affiliates and their past and present shareholders, directors, officers, employees, representatives, agents, partners and contractors (collectively, "RDA") of and from all claims and demands arising prior to this date of every name, type, act and nature arising or existing by reason of any known or unknown, past or present act or failure to act.
     This General Waiver and Release of Claims includes, but is not limited to, any claims, demands, complaints, actions, or suits, which have or might have been asserted under federal, state or local statutes concerning civil rights, unlawful employment practices, wrongful discharge, or retaliatory discharge (including but not limited to claims under Section 510 of the Employment Retirement Income Security Act of 1974, as amended); Title VII of the Civil Rights Act of 1964; 42 USC
Section 1981; the Equal Pay Act of 1963; the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act; the Rehabilitation Act of 1973; the Americans With Disabilities Act; Executive Order 11246, as amended, and the regulations thereunder; the Civil Rights Act of 1991; the Family and Medical Leave Act of 1993; the New York State Human Rights Law; and Article 20-C, Section 740 of the N.Y. Labor Law, Retaliatory Action By Employees, and any and all claims which I now have regarding my employment and separation from employment with RDA or its affiliates.
     This General Waiver and Release of Claims does not operate to waive or release any claims I may have for the severance payments or other release based benefits described above, or claims for benefits under The Reader's Digest Association, Inc. Employees Profit-Sharing Plan, The Reader's Digest Association, Inc. Retirement Plan, The Reader's Digest Association, Inc. Healthcare Program, The Reader's Digest Association, Inc. Long Term Disability Plan, The Reader's Digest Group Life Insurance Plan and The Reader's Digest Association, Inc. Employee Stock Purchase Plan, any Supplemental Employee Retirement Benefit Agreement or claims for worker's compensation benefits.
     I acknowledge that I have been advised by RDA to consult an attorney prior to signing this General Waiver and Release of Claims, that I have had an opportunity to be represented by counsel of my choice who has had an opportunity to review this General Waiver and Release of
Claims and that I have had at least twenty-one (21) days to consider this release. I warrant that I am executing this document of my own free will, knowingly and voluntarily. I am not relying on any promises or representations made to me other than RDA's promise to make severance payments and other release based benefits set forth in that June 10, 1996 letter. In the event that any provision of this General Waiver and Release of Claims is held to be invalid, the remaining provisions shall continue to be valid and binding. This document is not an admission of liability or wrongdoing.
     I understand that no further severance payments or other release based benefits will be made to me, and I will have to return all such payments and benefits previously made to me, if RDA reasonably finds that I have engaged in competitive activities of a nature or have otherwise acted in a manner detrimental to the best interests of RDA, including violating RDA's policies such as the Code of Conduct and the Proprietary Information Policy or disparaging RDA, its employees or its products.
     I understand that I have seven (7) days following the signing of this General Waiver and Release of Claims to revoke it (by delivering written notice to the Senior Vice President, Human Resources, of RDA) and this General Waiver and Release of Claims will not become effective or enforceable, and severance payments not made, until after that seven (7) day revocation period has elapsed.
     By signing below, I certify that I have returned all RDA property to RDA or its affiliates.

WITNESS:                           Date: June 10, 1996


PATRICIA ARLES                     KENNETH A. GORDON
Patricia Arles                     Kenneth A. Gordon


Patricia Arles                     Kenneth A. Gordon